Filed by First Mid-Illinois Bancshares, Inc.
pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: First BancTrust Corporation
First Mid Exchange Act File No.: 001-36434

Questions and Answers
for our customers concerning our recent announcement.

OVERVIEW
On December 11, 2017, First Mid-Illinois Bancshares, Inc. (“First Mid”) and First BancTrust Corporation (“First Bank”) were pleased to announce that First Bank will become a part of First Mid. The transaction is expected to close in mid-2018, subject to customary closing conditions and required approvals. Combining our companies means we can bring expanded services to First Bank customers in the areas of traditional trust, brokerage, retirement services, insurance and farm management. As we draw closer to the completion of this transaction, you will receive additional information about any changes to your current accounts that may affect you.

Until the transaction is complete, it is business as usual at First Bank. You should continue to use your existing checks, debit/ATM cards, etc. Rest assured, you will continue to receive the highest level of service in our banking centers now and in the future. You can also expect to see the same familiar faces you have come to know.
We know you may have questions about this change; therefore, we are sharing with you some information that may be helpful. We are committed to keeping you informed about this process and how it may affect you. As always, you can call First Bank at (800) 228-6381 with any questions or concerns.
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Why are you doing this merger?
This merger will strengthen our ability to serve our customers, with additional locations throughout Illinois and the ability to bring new products and services to our current customers. Both organizations share a similar commitment to personalized customer service and strong community involvement. We are confident this partnership represents a tremendous cultural and business fit, and we firmly believe it will benefit our customers and communities where you work and live.

First Mid-Illinois Bank & Trust, N.A., is the oldest national bank in Illinois, having been chartered in 1865. It is recognized as a top-performing community bank, having earned a five-star Bauer Financial rating, been named among top 100 community banks by S&P Global Market Intelligence, as well as being named Small Business Administration Central/Southern Illinois Community Lender of the Year by the Illinois District Office for many consecutive years.
What will happen to the Bank Branch/ATM/Online Banking I currently use?
Absolutely nothing is changing right now. You should continue to use your existing checks, debit/ATM cards, etc. as you normally do. Prior to the systems integration, any changes will be communicated to you. You will continue to receive the same high quality service before and after the merger.

How does this merger benefit me?
As a customer, in the future you will enjoy a broader range of financial solutions including, trust, brokerage, retirement services, insurance and farm management. The merger will increase your access to banking services through an expanded network of branch and ATM locations that spans most of down-state Illinois. First Mid currently operates 52 banking centers in 37 Illinois communities.

Will banking centers be closing?
First Mid’s branch network is mostly complementary with First Bank’s branch network, with some overlap. We will evaluate locations where overlap exists and communicate any changes well in advance.

Will my branch hours be changing?
Prior to the merger, First Bank and First Mid will continue to operate as separate businesses. We do not anticipate any change in our hours. If there are changes of any kind in the future, we will share that information with our customers well in advance.

Will this change your commitment to the community?
First Mid shares our commitment to community investment and community service. First Mid associates are encouraged and empowered to volunteer their time in the community. This year First Mid employees have donated almost 15,000 volunteer hours in their communities.

Will the name of the bank change?
The name will change sometime in the future, but no decision has been finalized on the name transition and related timing.

How can I find out more about First Mid services?
As we get closer to the merger date, more information will be available to you. You can visit www.firstmid.com to find out more about First Mid.
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Forward Looking Statements
This document may contain certain forward-looking statements about First Mid-Illinois Bancshares, Inc. (“First Mid”) and First BancTrust Corporation (“First Bank”), such as discussions of First Mid’s and First Bank’s pricing and fee trends, credit quality and outlook, liquidity, new business results, expansion plans, anticipated expenses and planned schedules. First Mid and First Bank intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1955. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies and expectations of First Mid and First Bank, are identified by use of the words “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” or similar expressions. Actual results could differ materially from the results indicated by these statements because the realization of those results is subject to many risks and uncertainties, including, among other things, the possibility that any of the anticipated benefits of the proposed transactions between First Mid and First Bank will not be realized or will not be realized within the expected time period; the risk that integration of the operations of First Bank with First Mid will be materially delayed or will be more costly or difficult than expected; the inability to complete the proposed transactions due to the failure to obtain the required stockholder approval; the failure to satisfy other conditions to completion of the proposed transactions, including receipt of required regulatory and other approvals; the failure of the proposed transactions to close for any other reason; the effect of the announcement of the transaction on customer relationships and operating results; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; changes in interest rates; general economic conditions and those in the market areas of First Mid and First Bank; legislative/regulatory changes; monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board; the quality or composition of First Mid’s and First Bank’s loan or investment portfolios and the valuation of those investment portfolios; demand for loan products; deposit flows; competition, demand for financial services in the market areas of First Mid and First Bank; and accounting principles, policies and guidelines. Additional information concerning First Mid, including additional factors and risks that could materially affect First Mid’s financial results, are included in First Mid’s filings with the Securities and Exchange Commission (the “SEC”), including its Annual Reports on Form 10-K. Forward-looking statements speak only as of the date they are made. Except as required under the federal securities laws or the rules and regulations of the SEC, we do not undertake any obligation to update or review any forward-looking information, whether as a result of new information, future events or otherwise.

Important Information about the Merger and Additional Information
First Mid will file a registration statement on Form S-4 with the SEC in connection with the proposed transaction. The registration statement will include a proxy statement of First Bank that also constitutes a prospectus of First Mid, which will be sent to the stockholders of First Bank. Investors in First Bank are urged to read the proxy statement/prospectus, which will contain important information, including detailed risk factors, when it becomes available. The proxy statement/prospectus and other documents which will be filed by First Mid with the SEC will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to First Mid-Illinois Bancshares, P.O. Box 499, Mattoon, IL 61938, Attention: Investor Relations; or to First BancTrust Corporation, 114 West Church Street, Champaign, IL 61824, Attention: Investor Relations. A final proxy statement/prospectus will be mailed to the stockholders of First Bank.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the Solicitation
First Mid and First Bank, and certain of their respective directors, executive officers and other members of management and employees are participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of First Mid is set forth in the proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on March 14, 2017. Information about the directors and executive officers of First Bank is set forth in its proxy statement for its 2017 annual meeting of stockholders, which is available on its website. These documents can be obtained free of charge from the sources provided above. Investors may obtain additional information regarding the interests of such participants in the proposed transactions by reading the proxy statement/prospectus for such proposed transactions when it becomes available.